Exhibit 99.1

Bona Reports Fourth Quarter and Full Year 2010 Financial Results

BEIJING, March 1, 2011 — Bona Film Group Limited, (“Bona” or the “Company”) (Nasdaq: BONA), the largest privately owned film distributor in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2010.

Fourth Quarter 2010 Financial Highlights

•                  Fourth quarter 2010 net revenues were US$17.8 million, a decrease of 22.2% year-over-year  from US$22.9 million in the fourth quarter 2009

•                  Fourth quarter 2010 gross margin was 48.4%, compared to 47.5% in the fourth quarter 2009

•                  Fourth quarter 2010 operating income was US$3.2 million, a decrease of 33.3% year-over-year from US$4.8 million in the fourth quarter 2009

•                  Fourth quarter 2010 net income was US$3.1 million, a decrease of 21.5% year-over-year compared to US$4.0 million in the fourth quarter 2009

•                  Fourth quarter 2010 non-GAAP net income(1) was US$3.4 million, a decrease of 22.2% year-over-year compared to US$4.3 million in the fourth quarter 2009

(1)  As used in this press release, non-GAAP net income and non-GAAP net income attributable to Bona Film Group Limited per ADS exclude share-based compensation, changes in fair value of derivatives and changes in fair value of warrants. See “Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures” at the end of this press release.

Full Year 2010 Financial Highlights

•                  Full year 2010 net revenues increased 37.6% year-over-year to US$52.8 million from US$38.4 million for the full year 2009

•                  Full year 2010 gross margin was 49.8%, compared to 48.2% for the full year 2009

•                  Full year 2010 operating income increased 65.3% year-over-year to US$9.2 million from US$5.6 million for the full year 2009

•                  Full year 2010 net loss was US$4.2 million, compared to net income of US$5.5 million for the full year 2009

•                  Full year 2010 non-GAAP net income increased 99.7% year-over-year to US$10.8 million from US$5.4 million for the full year 2009

“Our vertically integrated business model with a focus on film distribution positions us favorably to capitalize on the rapidly growing China movie box office,” said Bona Founder, Chairman and CEO Yu Dong. “Following a solid year in 2009, we were able to grow our full year 2010 net revenues approximately 38 percent year-over-year and achieved a healthy full year 2010 gross margin of almost 50 percent. We foresee exciting opportunities in 2011, as we target to expand the number of high-quality film projects we invest in, produce and distribute. We will also enhance partnerships with local TV stations to distribute non-theatrical copyright sales abroad. Moreover, our movie theater business, which we acquired in April 2010, is achieving stable and consistent margins and we plan to grow this business prudently, which we believe will help strengthen our distribution network across the country. As consumption in China grows, demand for high-quality movies will continue to rise and we believe we have the experience and business fundamentals to grow our business and deliver long-term shareholder value.”

Fourth Quarter 2010 Financial Results

Net Revenues

	4Q10	4Q09	Y-o-Y%
Net Revenues (US$mm)	17.8	22.9	(22.2)%

The year-over-year decrease in fourth quarter 2010 net revenues was primarily due to films distributed in the fourth quarter 2009 achieving a higher box office than films released in the fourth quarter 2010.

Segment Net Revenues

	Distribution	Investment & Production	Movie Theater	Talent Agency	Intersegment Elimination	Consolidated
Net Revenues from External Customers (US$mm)	11.5	1.1	4.9	0.3	—	17.8
Intersegment Revenues (US$mm)	0.1	7.0	—	—	(7.1)	—
Total Net Revenues (US$mm)	11.6	8.1	4.9	0.3	(7.1)	17.8

The Company acquired its movie theater business in April, 2010.

Gross Profit and Gross Margin

	4Q10	4Q09	Y-o-Y%
Gross Profit (US$mm)	8.6	10.9	(20.8)%
Gross Margin	48.4%	47.5%	—

The year-over-year decrease in fourth quarter 2010 gross profit was primarily due to films distributed in the fourth quarter 2009 generating stronger revenues than films distributed in the fourth quarter 2010.

Segment Profit(2) and Segment Margin

	Distribution	Investment & Production	Movie Theater	Talent Agency	Consolidated
Segment Profit (US$mm)	4.3	1.4	2.7	0.3	8.7
As % of Total Segment Profit	49.6%	16.6%	30.9%	2.9%	100%
Segment Margin	36.9%	17.8%	54.3%	79.2%	48.7%

(2)  Segment profit is gross profit less film participation expense by segments for the periods indicated.

Operating Income and Operating Margin

	4Q10	4Q09	Y-o-Y%
Operating Expenses (US$mm)	5.4	6.1	(10.9)%
Operating Income (US$mm)	3.2	4.8	(33.3)%
Operating Margin	17.9%	20.9%	—

Fourth quarter 2010 operating expenses decreased year-over-year mainly due to higher sales and marketing expenditures related to the distribution of films in the fourth quarter 2009, and also because of the decreased film participation expenses related to the syndication of film participation interests in Bodyguards and Assassins, which was released in the fourth quarter 2009. The lower operating margin in the fourth quarter 2010 was mainly due to the dilutive impact from the comparatively lower operating margin of the movie theater business, which was acquired in April 2010.

Net Income and Net Income Attributable to Bona Film Group Limited per ADS(3)

	4Q10	4Q09
Net Income (US$mm)	3.1	4.0
Net Income Attributable to Bona Film Group Limited per ADS (US$)	0.06	0.10

	4Q10	4Q09
Non-GAAP Net Income (US$mm)	3.4	4.3
Non-GAAP Net Income Attributable to Bona Film Group Limited per ADS (US$)	0.06	0.11

(3)  “ADS” is American depositary share. Each two ADSs represent one ordinary share.

Excluding share-based compensation and changes in fair value of derivatives and warrants, the Company’s non-GAAP net income for the fourth quarter 2010 was US$3.4 million.

Cash and Cash Flow

As of December 31, 2010, Bona had cash and cash equivalents and restricted cash totaling US$84.2 million. Operating cash flow for the fourth quarter of 2010 was approximately negative US$24.7 million, mainly attributable to the spending on production investment of certain films which are expected to be released during the year 2011.

Full Year 2010 Financial Results

Net Revenues

	FY10	FY09	Y-o-Y%
Net Revenues (US$mm)	52.8	38.4	37.6%

The year-over-year increase in net revenues was mainly attributable to the acquisition of the Company’s movie theater business in April 2010, which contributed net revenues of US$11.3 million.

Top Five Films in Terms of Revenue Contribution

Film Title	Release Date
1. Bodyguards and Assassins	December 18, 2009
2. Just Call Me Nobody	December 3, 2010
3.Triple Tap	July 2, 2010
4. Pleasant Goat and Big Big Wolf II	January 29, 2010
5. Curse of the Deserted	August 13, 2010

The top five films in 2010 contributed US$28.3 million or 53.5% of full year 2010 net revenues, whereas the contribution of the top five films in 2009 was 67.9%.

Segment Net Revenues

	Distribution	Investment & Production	Movie Theater	Talent Agency	Intersegment Elimination	Consolidated
Net Revenues from External Customers (US$mm)	36.3	3.1	11.3	2.1	—	52.8
Intersegment Revenues (US$mm)	0.3	17.2	—	—	(17.5)	—
Total Net Revenues (US$mm)	36.6	20.3	11.3	2.1	(17.5)	52.8

Gross Profit and Gross Margin

	FY10	FY09	Y-o-Y%
Gross Profit (US$mm)	26.3	18.5	42.4%
Gross Margin	49.8%	48.2%	—

The year-over-year increase in gross margin was primarily due to the acquisition of the Company’s movie theater business in April 2010, which contributed US$6.0 million to gross profit.

Segment Profit and Segment Margin

	Distribution	Investment & Production	Movie Theater	Talent Agency	Consolidated
Segment Profit (US$mm)	14.4	4.2	6.0	1.0	25.6
As % of Total Segment Profit	56.2%	16.5%	23.5%	3.8%	100%
Segment Margin	39.4%	20.8%	53.1%	45.1%	48.5%

Operating Income and Operating Margin

	FY10	FY09	Y-o-Y%
Operating Expenses (US$mm)	17.2	12.9	33.2%
Operating Income (US$mm)	9.2	5.6	65.3%
Operating Margin	17.4%	14.5%	—

The year-over-year increase in full year 2010 operating expenses was primarily attributable to expenses related to the movie theater business, which was acquired in April 2010.

Operating margin increase in the full year 2010 was mainly due to the success of Triple Tap, which was distributed in the way of minimum guarantee, allowing Bona to achieve higher margin, and moreover, the operating margin increase was also attributable to higher revenue contribution from the advertising business, which normally has very limited cost.

Net Income and Net Income Attributable to Bona Film Group Limited per ADS

	FY10	FY09
Net Income (Loss) (US$mm)	(4.2)	5.5
Net Income Attributable to Bona Film Group Limited per ADS (US$)	(0.24)	0.14

	FY10	FY09
Non-GAAP Net Income (US$mm)	10.8	5.4
Non-GAAP Net Income Attributable to Bona Film Group Limited per ADS (US$)	0.26	0.13

The net loss for the full year 2010 was due to a change in fair value of the embedded derivatives associated with the Company’s Series A and Series B preferred shares, amounting to US$14.5 million. Excluding share-based compensation and changes in fair value of derivatives and warrants, the Company’s non-GAAP net income for full year 2010 was US$10.8 million, an increase of 99.7% year-over-year.

Business Outlook

Based on current market and operating conditions, the Company expects non-GAAP net income for the first quarter 2011 to be in the estimated range of US$1.8 million to US$2.2 million, and non-GAAP net income for the full year 2011 to be approximately US$20 million.

Fourth Quarter 2010 Conference Call Details

Bona management will hold its earnings conference call at 8:00 p.m. Eastern Time on Tuesday, March 1, 2011 (9:00 a.m. Beijing/Hong Kong Time on Wednesday, March 2, 2011). Management will discuss fourth quarter and full year results and highlights and answer questions from investors.

The dial-in numbers for the earnings conference call are as follows:

U.S. Toll Free: 1-866-242-1388

China Toll Free: 800-870-0816 / 400-698-8166

Hong Kong Toll Free: 852-2759-8661

International: + 61-288-236-760

The password for the call is #44923109.

The live and archived webcast of the earnings conference call will be available on Bona’s IR website at http://ir.bonafilm.cn .

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ: BONA) is the largest privately owned film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Europe, Greater China, Korea, Southeast Asia and the United States, invests and produces movies in a variety of genres, owns and operates six movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Non-GAAP Financial Measures

To supplement Bona’s consolidated financial results presented in accordance with GAAP, Bona uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP net income and non-GAAP net income attributable to Bona Film Group Limited per ADS, which exclude share-based compensation expense, changes in fair value of derivatives and warrants. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, as a substitute for, or to be superior to the financial information prepared and presented in accordance with GAAP. In addition, Bona’s definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

Bona believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. The table appears at the end of this press release has more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

For investor and media inquiries please contact:

In China:

Ms. Crystal Wang

Bona Film Group Limited

Tel: +86-10-6551-0888

Email: wangting@bonafilm.cn

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: bona@ogilvy.com

In the U.S.:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: bona@ogilvy.com

Unaudited Condensed Consolidated Statements of Operations

(In U.S. dollars, except share data)

	Three-month ended December 31,		Year ended December 31,
	2010	2009	2010	2009

Net revenue	17,834,818	22,913,633	52,819,786	38,372,551
Cost of revenue	9,201,171	12,019,205	26,501,853	19,888,461
Gross profit	8,633,647	10,894,428	26,317,933	18,484,090

Film participation expense (income)	(43,121)	888,442	696,101	1,244,848
Sales and marketing	2,295,135	4,892,896	7,213,519	8,887,971
General and administrative	3,191,041	329,906	9,305,393	2,789,416
Total operating expenses	5,443,055	6,111,244	17,215,013	12,922,235

Government Subsidy	—	—	88,147	—
Operating income	3,190,592	4,783,184	9,191,067	5,561,855

Interest income	5,903	1,763	872,913	17,035
Interest expense	(87,699)	(42,333)	(409,599)	(42,333)
Other income (expense)	33,482	(110,565)	730,358	(120,469)
Changes in fair value of warrants	—	—	—	119,451
Changes in fair value of derivatives	—	(303,000)	(14,528,000)	90,000
Income (loss) before income tax provision, and equity in earnings (loss) of affiliated companies	3,142,278	4,329,049	(4,143,261)	5,625,539

Provision for income taxes	(984)	285,383	91,053	338,647
Equity in earnings (loss) of affiliated companies	1,991	(37,597)	11,254	172,773
Net income (loss)	3,145,253	4,006,069	(4,223,060)	5,459,665

Less: Net income (loss) attributable to the noncontrolling interests	(24,031)	127,269	(131,686)	(168,429)
Net income (loss) attributable to Bona Film Group Limited	3,169,284	3,878,800	(4,091,374)	5,628,094

Non-GAAP Net income (loss)	3,365,910	4,327,191	10,752,285	5,383,116

Net income (loss) attributable to Bona Film Group Limited per ADS
Basic	0.06	0.10	(0.24)	0.14
Diluted	0.06	0.10	(0.24)	0.13

Weighted average shares used in calculating net income (loss) per ordinary share
Basic	17,105,650	7,811,658	12,758,575	8,453,842
Diluted	17,363,898	7,811,658	12,758,575	8,518,402

Unaudited Condensed Consolidated Balance Sheets

(In U.S. dollars, except share data)

	December 31,	December 31,
	2010	2009

Cash	84,247,984	7,418,213
Accounts receivable, net of allowance for doubtful accounts	15,225,792	19,491,100
Prepaid expenses and other current assets	15,659,415	7,025,552
Amount due from related parties	2,815,147	—
Current deferred tax assets	7,885	5,492
Inventory	96,639	—
Total current assets	118,052,862	33,940,357

Distribution rights	2,265,601	5,550,394
Production costs	64,815,878	19,528,560
Prepaid film costs	484,848	468,645
Property and equipment, net	14,498,304	341,736
Acquired intangible assets	2,293,744	—
Amounts due from related parties	—	6,570,122
Non-current deferred tax assets	6,732	2,105
Cost method investment	30,303	28,565
Investment in equity affiliates	231,854	563,050
Goodwill	28,536,410	34,880
Total assets	231,216,536	67,028,414

Accounts payable	9,533,672	8,902,182
Accrued expenses and other current liabilities	19,577,066	10,385,841
Amounts due to related parties	1,587,121	1,037,801
Income tax payable	377,019	1,051,137
Bank borrowing	22,012,560	6,590,317
Other borrowing	1,445,150	6,089,373
Current film participation liabilities	10,209,351	8,337,483
Total current liabilities	64,741,939	42,394,134

Derivatives	—	2,903,000
Non-current film participation liabilities	6,306,818	1,562,304
Deferred tax liability	95,613	—
Total liabilities	71,144,370	46,859,438

Series A convertible redeemable preferred shares	—	9,727,866
Series B convertible redeemable preferred shares	—	9,074,270

Ordinary shares	14,675	3,906
Additional paid-in capital	165,975,336	4,103,847
Statutory reserves	1,975,715	1,748,455
Accumulated deficit	(12,030,124)	(5,561,344)
Accumulated other comprehensive income	2,034,154	474,915
Total Bona Film Group Limited’s equity	157,969,756	769,779

Noncontrolling interests	2,102,410	597,061
Total equity	160,072,166	1,366,840

Total liabilities, Series A & B convertible redeemable preferred shares, and equity	231,216,536	67,028,414

Reconciliation of Non-GAAP Measures

	Three-month ended December 31,		Year ended December 31,
	2010	2009	2010	2009

Net income (loss)	3,145,253	4,006,069	(4,223,060)	5,459,665

Share-based compensation	220,657	18,122	447,345	132,902
Changes in fair value of derivatives	—	303,000	14,528,000	(90,000)
Changes in fair value of warrants	—	—	—	(119,451)

Non-GAAP Net income (loss)	3,365,910	4,327,191	10,752,285	5,383,116